FIRST QUARTER 2006 EARNINGS RELEASE
ROYAL BANK OF CANADA REPORTS RECORD EARNINGS FOR FIRST QUARTER 2006
The financial information in this document is in Canadian dollars and based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.
First quarter 2006 highlights compared with the first quarter of 2005:
•	Record quarterly net income of $1,171 million, up 20%; Net income from continuing operations(1) of $1,172 million, up $195 million, or 20%

•	Diluted earnings per share (EPS) of $1.78, up 19%; Diluted EPS from continuing operations of $1.78, up $.28, or 19%

•	Return on common equity (ROE) of 23.9%, up 200 basis points; ROE from continuing operations of 23.6%, up 200 basis points

•	Revenue from continuing operations of $4,978 million, up $205 million, or 4%

•	Non-interest expense from continuing operations of $2,769 million, up $115 million, or 4%

•	Total provision for credit losses from continuing operations of $47 million, down $61 million, or 56%
TORONTO, March 3, 2006 – Royal Bank of Canada (RY on TSX & NYSE) reported net income of $1,171 million for the first quarter ended January 31, 2006, up 20% from a year ago. Diluted EPS were $1.78, up 19%. ROE was 23.9%, up 200 basis points.
     Commenting on the results, Gordon M. Nixon, President & CEO, said, “We are pleased with the strong earnings growth and ROE of 23.9% in the first quarter. The performance of our RBC Canadian Personal and Business segment was exceptional, with revenue up substantially and well in excess of expense growth. Our Client First Initiative is paying off and clients are rewarding us with more of their business. We are also pleased that we have generated a total return to our common shareholders of over 45% during the past 12 months.”
     From continuing operations, net income was $1,172 million, up 20% from a year ago. Diluted EPS were $1.78, up 19%. ROE from continuing operations was 23.6%, up 200 basis points.
     Total revenue from continuing operations increased $205 million, or 4%, from a year ago primarily due to strong volume growth in our banking, wealth management and insurance operations, largely underpinned by favourable North American business conditions and driven by our growth initiatives. This growth was achieved despite weaker trading results and a $60 million reduction in the translated value of U.S. dollar-denominated revenue due to the strengthening of the Canadian dollar. In addition, no revenue was recorded from our new joint venture RBC Dexia Investor Services (RBC Dexia IS), formed on January 2, 2006, due to a one-month reporting lag.
     Non-interest expense from continuing operations was up $115 million, or 4%, from a year ago due to higher human resources expense. The increase in human resources expense was largely attributable to higher variable and stock-based compensation, partially offset by lower salaries reflecting reduced staffing levels. Variable compensation was up reflecting strong business results and final adjustments to certain annually-calculated bonus plans, which increased expenses in the current quarter and reduced expenses a year ago. Stock-based compensation increased due to the significant appreciation in our common share price and the accelerated recognition of amounts related to employees who are eligible to retire. The total of other non-interest expense categories was flat as savings arising from cost management efforts have been redeployed to infrastructure and expansion initiatives including the acquisition of Abacus Financial Services Group Limited (Abacus) and the creation of RBC Dexia IS.
     Total provision for credit losses from continuing operations decreased $61 million, or 56%, from a year ago. This decrease was primarily due to a $50 million reversal of the general allowance in the current quarter, resulting from the continuing favourable credit environment and the strengthening of the credit quality of our corporate loan portfolio.
     Insurance policyholder benefits, claims and acquisition expense increased $70 million, or 12%, from a year ago. This increase was largely due to additional reserves of $61 million (before-tax and after-tax) for estimated net claims primarily related to Hurricane Wilma which occurred in late October 2005. Business growth and higher investment income on equities backing universal life policies also contributed to this increase. These factors were partially offset by improved claims experience and changes in net actuarial reserve adjustments between the two periods.
     Income taxes decreased over the prior year despite higher earnings before tax from continuing operations partly due to the favourable resolution of an income tax audit which resulted in a $70 million reversal of amounts accrued in prior years. The decrease in income taxes also reflected higher earnings reported by our foreign subsidiaries operating in jurisdictions with lower income tax rates.
     Compared to the fourth quarter of 2005, net income increased $649 million, or 124%, and diluted EPS rose $.99 or 125%. Net income from continuing operations was up $629 million, or 116%, and diluted EPS from continuing operations rose $.96, or 117%. This improvement largely reflected the prior quarter reserves for Enron Corp.-related matters of $591 million ($326 million after-tax) and for estimated net claims related to hurricanes Katrina, Rita and Wilma of $203 million (before-tax and after-tax). Other factors in the quarter included stronger trading results reflecting improved market conditions, higher insurance volumes, the $70 million reversal of previously accrued income tax amounts and the $50 million ($33 million after-tax) reversal of the general allowance.
     Discontinued operations net loss in the current quarter of $1 million was primarily due to charges related to the wind-down of RBC Mortgage Company. This compared to net income of $2 million from a year ago, and a net loss of $21 million in the prior quarter which also included amounts related to the operation of RBC Mortgage Company and the sale of certain of its assets.
     As at January 31, 2006, the Tier 1 capital ratio and the Total capital ratio were 9.5% and 12.8%, respectively. These ratios compared favourably to the Tier 1 capital ratio of 9.2% and Total capital ratio of 12.7% a year ago. The current period capital ratios are down from a Tier 1 capital ratio of 9.6% and Total capital ratio of 13.1% at the end of last quarter due to increased risk-adjusted assets partially offset by the impact of strong internal capital generation. This increase in risk-adjusted assets included $3 billion for RBC Dexia IS which adversely affected our Tier 1 and Total capital ratios by 15 basis points (bps) and 20 bps, respectively.

[1]	Continuing operations exclude the results of our discontinued operations, RBC Mortgage Company, certain assets of which were sold on September 2, 2005.

ROYAL BANK OF CANADA	1	First Quarter 2006

PRESIDENT & CHIEF EXECUTIVE OFFICER’S MESSAGE
We have started 2006 on a strong note, generating record earnings of $1.17 billion in the first quarter, up 20% over a year ago, and delivering a return on common equity of 23.9%.
     Our RBC Canadian Personal and Business segment delivered revenue growth of 10% reaching a record $3.3 billion. We successfully grew our personal and business loans and deposits as well as our wealth management and insurance operations by improving the effectiveness of our distribution network, increasing the number of client-facing employees, simplifying processes for our clients and focusing on high-return products, markets and clients. Expenses increased at a far lower rate than revenue, leading to 12% growth in net income.
     Earnings from our RBC U.S. and International Personal and Business segment’s continuing operations increased 3%, or 9% in U.S. dollars and revenue rose 5%, or 10% in U.S. dollars, from a year ago. The lower translated value of U.S. dollar-denominated earnings, due to the strengthening of the Canadian dollar, continued to negatively impact net income and revenue growth in Canadian dollars. Strong loan growth and solid deposit growth in U.S. dollars were accompanied by continued strong credit quality.
     RBC Capital Markets diverse businesses are structured and managed to build a full-service wholesale bank while limiting the overall volatility of earnings. RBC Capital Markets record earnings this quarter of $330 million, up 25% from a year ago, attests to the success of this strategy. Trading revenue, although at its highest level since the first quarter of 2005, did not match the highs reached a year ago, partly due to lower market volatility and a flat yield curve, while origination fees were down primarily due to reduced income trust activity in Canada. Earnings were up on a variety of factors including higher merger and acquisition activity, increased earnings from subsidiaries in jurisdictions with lower income tax rates, improved credit quality and larger opportunity driven private equity gains. It is also important to note that these record earnings were achieved despite incurring costs associated with the transfer of our Institutional & Investor Services (IIS) business to the new joint venture, RBC Dexia IS and not consolidating one month’s earnings from this joint venture, given the one-month lag in reporting periods.
     Between January 31, 2005, and January 31, 2006, our total return to shareholders was 45% which included a 41% increase in our common share price.

	2006 Objectives	Q1 2006 Performance
1. Diluted earnings per share growth	20%+(1)	19%
2. Return on common equity (ROE)	20%+	23.9%
3. Revenue growth	6-8%	4%
4. Operating leverage	>3%(2)	0%
5. Portfolio quality(3)	.40-.50%	.20%
6. Capital management: Tier 1 capital ratio	8%+	9.5%
7. Dividend payout ratio	40-50%	35%

(1)	Based on 2005 total reported diluted EPS of $5.13.

(2)	Operating leverage is the difference between the revenue growth rate and the non-interest expense growth rate. Our 2006 objective for operating leverage is based on 2005 non-interest expense excluding the Enron litigation reserve of $591 million recorded in the fourth quarter of 2005.

(3)	Ratio of specific provisions for credit losses to average loans and acceptances.
We believe we have aggressive financial objectives in place for 2006 and, although we consider it more meaningful to measure performance for the full year against those objectives, we are showing our first quarter results compared to the annual objectives, as we have done in the past. Our ROE of 23.9% met our 20%+ objective for 2006. Our portfolio quality remained strong, leading to a specific provision for credit losses ratio of .20%. We also maintained our strong capital position with a Tier 1 capital ratio of 9.5%, comfortably above our 8%+ objective. Although net income was up 20%, diluted EPS rose 19% compared to our 20%+ diluted EPS growth objective. In addition, although revenue rose 4% to almost $5 billion, the growth rate fell short of the 6-8% objective partially due to the stronger Canadian dollar. Also, trading revenue, although at its highest level in four quarters, dipped from the strong levels of last year’s first quarter. These factors, combined with higher expenses, resulted in a shortfall in the quarter versus our operating leverage objective of over 3%. Expenses increased as a result of higher variable compensation due to improved business results and final adjustments to certain annually-calculated bonus plans, which increased expenses in the current quarter and reduced expenses a year ago. We also had higher stock-based compensation in light of the significant appreciation in our common share price, increased investment to support business growth (such as infrastructure, client-facing employees and advertising), and costs associated with the transfer of our IIS business to RBC Dexia IS. In light of the high level of earnings, and despite a 16% increase in our common share dividend over the past 12 months to $.64 in the first quarter, we fell short of our dividend payout ratio objective.
Progress on our strategic goals
We continued to make progress in the first quarter on our three goals which are:
1.	To be the undisputed leader in financial services in Canada

2.	To build on our strengths in banking, wealth management and capital markets in the United States

3.	To be a premier provider of selected global financial services
     In Canada, our mutual fund assets reached a record $60 billion, including $50 billion of long-term assets. In order to continue to provide our clients with a full suite of products that meet their evolving needs, we introduced the RBC U.S. Equity Currency Neutral Fund and the RBC U.S. Mid-Cap Equity Currency Neutral Fund, designed to offer investors more choice outside of Canada while minimizing exposure to currency fluctuations. RBC Insurance continued its co-location initiative by opening two adjacent insurance outlets in Quebec and Ontario, following two successful openings in Ontario in 2005. We also launched a new flexible critical illness plan offered as an individual insurance policy to enhance coverage options which is sold through specialized distribution channels. During

ROYAL BANK OF CANADA	2	First Quarter 2006

the quarter, RBC Capital Markets was named Dealmaker of the Year by the Financial Post, and was ranked first in Fixed Income and Mergers & Acquisitions by The Globe and Mail. We were also the top ranked Canadian dollar bond new issue dealer domestically and globally for calendar 2005.
     In the U.S., RBC Centura introduced a streamlined suite of personal and business chequing accounts with a unique combination of features including debit card rewards, ID TheftBlock and overdraft options for credit lines. RBC Dain Rauscher and RBC Capital Markets teamed up to sell US$25 million (notional value) of principal protected commodity-linked notes through RBC Dain Rauscher’s extensive retail distribution network. RBC Capital Markets was the leader in municipal bond underwritings of US$10 million or less for calendar 2005. With the rebranding of RBC Dain Rauscher’s Fixed Income Group into RBC Capital Markets – U.S. Debt Markets, we have united our fixed income units under one master brand and advanced our strategy to build a top-tier global fixed income bank.
     Internationally in 2005, Euromoney magazine ranked Royal Bank of Canada Global Private Banking up five spots to No. 18 among the top private banks worldwide, a top five private bank in North America and the top private bank in Grand Cayman. With the recent acquisition of Abacus, RBC took the top two spots for best provider of international trust services in the United Kingdom. RBC Capital Markets was the top Mergers & Acquisitions bank in gold mining globally, the top ranked Australian bond issuer, and the first in Australian dollar deals internationally for calendar 2005, as measured by Bloomberg. We also continued to expand our global platform with the establishment of a new U.S. treasury trading team in New York, and a new base metals team in London, further strengthening our metals and mining franchise.
Recent recognition
We are also very proud to have been recognized for a number of other achievements during the quarter. We were recently named Canada’s Most Respected Corporation in 2005 for the fourth year in a row, by a survey conducted by Ipsos Reid for KPMG, LLP in which we topped six of nine categories including best long-term investment, corporate governance, human resource management and corporate social responsibility. In January 2006, RBC was named the most valuable brand in Canada by an independent survey for the second consecutive year. Our commitment to communities and causes, both locally and globally, remains a focus of ours and we again had the largest private sector employee-giving campaign for the United Way across Canada.
     We were recently named one of the world’s top 100 sustainable companies at the World Economic Forum and were also listed on the 2006 Dow Jones Sustainability Index which recognizes the world’s financial, social and environmental corporate leaders. We continue to look for ways to advance our leadership position in corporate responsibility while executing on our financial commitments to shareholders.
Finally, I would like to thank our 14 million clients for trusting us with their business, and acknowledge the efforts of our 70,000 employees in generating strong results for RBC and enhancing our reputation as a leading financial institution.

Gordon M. Nixon
President & Chief Executive Officer
SPECIFIED ITEMS
The following specified items are included in our results:

	For the three months ended (1)
	January 31, 2006			October 31, 2005
(C$ millions)	Before-tax		After-tax	Before-tax	After-tax

Income tax reduction	$	n.a.	$70	$—	$—
General allowance reversal — RBC Capital Markets		50	33	—	—
Amounts related to the transfer of IIS to RBC Dexia IS		(16)	(19)	—	—
Hurricane-related charges		(61)	(61)	(203)	(203)
Enron litigation reserve		—	—	(591)	(326)

(1)	No specified items were identified for the three months ended January 31, 2005.

n.a. not applicable
Specified items and other key events
Q1 2006
Income tax reduction: A favourable resolution of an income tax audit related to prior years resulted in a $70 million reduction in income tax expense.
     General allowance reversal: We reversed $50 million of the general allowance in the quarter related to our corporate loan portfolio in RBC Capital Markets, in light of the continued favourable credit conditions and the strengthening of the credit quality of the corporate loan portfolio.
     Hurricane-related charges: Additional reserves for estimated net claims of $61 million (before-tax and after-tax) were expensed in our insurance business primarily related to Hurricane Wilma which occurred in late October 2005.
     Amounts related to the transfer of IIS to RBC Dexia IS: On January 2, 2006, we combined our Institutional & Investor Services (IIS) business, previously part of RBC Capital Markets, with the Dexia Fund Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in the new company, RBC Dexia IS. Net charges incurred in the quarter associated with the transfer of our IIS business to RBC Dexia IS were $16 million before-tax ($19 million after-tax which included a write-off of deferred taxes).
     IIS and RBC Dexia IS (two months of results): In light of the RBC Dexia IS transaction concluding on January 2, 2006, only two months of earnings have been reported for IIS. We have not recognized our 50% proportionate share of earnings in RBC Dexia IS in RBC Capital Markets for the month of January 2006 as RBC Dexia IS reports on a one-month lag basis. Our Consolidated Balance Sheets, as at January 31, 2006, only

ROYAL BANK OF CANADA	3	First Quarter 2006

includes our proportionate share of the January 2, 2006, opening balance sheet of RBC Dexia IS.
     Abacus: On November 30, 2005 we completed the acquisition of Abacus Financial Services Group Limited (Abacus) expanding our Wealth Management business line in RBC U.S. and International Personal and Business. This acquisition increased assets under administration by US$42 billion and contributed modestly to earnings in RBC U.S. and International Personal and Business in the quarter.
Q4 2005
Enron Corp. (Enron) litigation reserve: We established a reserve of $591 million ($326 million after-tax) for Enron-related matters including a class action lawsuit. Refer to the Executive Summary of our 2005 Annual Report for further details.
     Hurricane-related charges: Total net reserves of $203 million (before-tax and after-tax) were established for estimated net claims related to hurricanes Katrina, Rita and Wilma.
Key Financial Measures (Non-GAAP)
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on average common equity (ROE) and return on average risk capital (RORC). While net income is determined in accordance with GAAP, our ROE and RORC measures are non-GAAP financial measures which do not have a standardized meaning and may not be comparable to similar measures used by other companies. We use ROE and RORC, at both the consolidated and segment level, as they are viewed as useful in measuring the return on capital in our businesses and for supporting investment and resource allocation decisions.
     Our quarterly ROE calculation is based on annualized quarterly net income available to common shareholders divided by total average common equity for the period. Our quarterly RORC calculations are based on annualized quarterly net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed equity). For a detailed description of these measures, refer to pages 46 and 47 of our 2005 Annual Report to Shareholders. The following table provides a reconciliation of the RORC calculation.

		For the three months ended
	January 31, 2006	October 31, 2005	January 31, 2005
(C$ millions, except percentage amounts) (1)	Total	Total	Total

Net income from continuing operations	$1,172	$543	$977
Net income (loss) from discontinued operations	(1)	(21)	2

Net income	$1,171	$522	$979
less: Preferred dividends (2)	(10)	(7)	(8)

Net income available to common shareholders	$1,161	$515	$971

Average equity	$19,300	$19,350	$17,600
less: Unattributed common equity	2,700	2,900	1,500
less: Goodwill and intangible capital	4,450	4,650	4,950
Average risk capital(3)	$12,150	$11,800	$11,150

Return on common equity (ROE)	23.9%	10.6%	21.9%
Return on risk capital (RORC)	37.9%	17.3%	34.6%

Return on common equity (ROE) from continuing operations	23.6%	10.9%	21.6%
Return on risk capital (RORC) from continuing operations	38.0%	18.1%	34.5%

(1)	The average risk capital, goodwill and intangible capital, average attributed equity and average equity figures shown above and throughout this document represent rounded figures. These amounts are calculated using month-end balances for the period. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.

(2)	In the fourth quarter of 2005, preferred dividends include a net gain on redemption of preferred shares.

(3)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational, Business and fixed assets risk capital. For further details refer to the Capital management section of our 2005 Annual Report.

ROYAL BANK OF CANADA	4	First Quarter 2006

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER HIGHLIGHTS

				Change
	As at or for the three months ended			January 31, 2006 vs.
	January 31	October 31	January 31	October 31		January 31
(C$ millions, except per share and percentage amounts)	2006	2005	2005	2005		2005

Continuing operations
Total revenue	$4,978	$4,815	$4,773	3%		4%
Non-interest expense	2,769	3,329	2,654	(17)%		4%
Provision for credit losses	47	103	108	(54)%		(56)%
Insurance policyholder benefits, claims and acquisition expense	652	740	582	(12)%		12%
Business realignment charges	—	40	2	n.m.		n.m.
Net income before income taxes	1,510	603	1,427	150%		6%
Net income from continuing operations	1,172	543	977	116%		20%
Net income (loss) from discontinued operations	(1)	(21)	2	n.m.		n.m.
Net income	$1,171	$522	$979	124%		20%

Segments — net income (loss) from continuing operations
RBC Canadian Personal and Business	$669	$504	$597	33%		12%
RBC U.S. and International Personal and Business	101	135	98	(25)%		3%
RBC Capital Markets	330	(60)	263	n.m.		25%
Corporate Support	72	(36)	19	n.m.		n.m.
Net income from continuing operations	$1,172	$543	$977	116%		20%

Selected information
Earnings per share (EPS) — diluted	$1.78	$0.79	$1.50	125%		19%
Return on common equity (ROE) (1)	23.9%	10.6%	21.9%	1,330	bps	200	bps
Return on risk capital (RORC) (1)	37.9%	17.3%	34.6%	2,060	bps	330	bps
Common share price — close (as at quarter end)	$89.07	$83.33	$63.10	7%		41%
Selected information for continuing operations
Earnings per share (EPS) — diluted	$1.78	$0.82	$1.50	117%		19%
Return on common equity (ROE) (1)	23.6%	10.9%	21.6%	1,270	bps	200	bps
Return on risk capital (RORC) (1)	38.0%	18.1%	34.5%	1,990	bps	350	bps
Operating leverage (2)	0.0%	(16.4%)	14.7%	n.m		n.m
Net interest margin (3)	1.46%	1.49%	1.59%	(3	)bps	(13	)bps
Capital ratios (4)
Tier 1 capital ratio	9.5%	9.6%	9.2%	(10	)bps	30	bps
Total capital ratio	12.8%	13.1%	12.7%	(30	)bps	10	bps
Selected balance sheet data
Total assets	$487,874	$469,521	$424,029	4%		15%
Securities	165,658	160,495	136,760	3%		21%
Consumer loans	138,581	138,288	127,224	—		9%
Business and government loans	55,615	53,626	49,757	4%		12%
Deposits	314,872	306,860	280,020	3%		12%
Average common equity(1)	$19,300	$19,350	$17,600	—		10%
Average risk capital(1)	$12,150	$11,800	$11,150	3%		9%
Other selected information
Assets under administration — RBC (5)	$476,300	$1,769,500	$1,674,000	n.m.		n.m.
— RBC Dexia IS (6)	1,738,100	—	—	n.m.		n.m.
Assets under management	111,200	105,700	98,500	5%		13%
Business information for continuing operations
Employees (full-time equivalent)	59,429	60,012	60,667	(583)		(1,238)
Bank branches	1,421	1,419	1,411	2		10
Automated banking machines	4,268	4,277	4,400	(9)		(132)

Period average USD equivalent of C$1.00	0.865	0.850	0.827
Period-end USD equivalent of C$1.00	0.878	0.847	0.806

(1)	Average common equity and the Return on common equity are calculated using month-end balances for the period. Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to Key financial measures (non-GAAP) section for further discussion.

(2)	Defined as the difference between the revenue growth rate and the non-interest expense growth rate.

(3)	Net interest margin is calculated as Net interest income divided by Average assets. Average assets are calculated using average daily balances for the period.

(4)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(5)	On January 2, 2006, we combined our Institutional & Investor Services (IIS) business with the Dexia Funds Services business of Dexia Banque Internationale à Luxembourg (Dexia) in return for a 50% joint venture interest in the new company, RBC Dexia Investor Services (RBC Dexia IS). As a result of the transfer of IIS to RBC Dexia IS our Assets under administration decreased by $1.4 trillion.

(6)	This amount represents the opening balance as at January 2, 2006, of Assets under administration belonging to RBC Dexia IS, of which RBC has a 50% ownership interest.
n.m. not meaningful

ROYAL BANK OF CANADA	5	First Quarter 2006

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
CONSOLIDATED BALANCE SHEETS (unaudited)

	January 31	October 31	January 31
(C$ millions)	2006	2005	2005(1)

Assets
Cash and due from banks	$4,682	$5,001	$4,309

Interest-bearing deposits with banks	10,913	5,237	6,814

Securities
Trading account	131,551	125,760	99,248
Investment account	33,433	34,060	36,837
Loan substitute	674	675	675

	165,658	160,495	136,760

Assets purchased under reverse repurchase agreements and securities borrowed	47,564	42,973	36,932

Loans
Residential mortgage	91,776	91,043	82,654
Personal	41,337	41,045	37,753
Credit cards	5,468	6,200	6,817
Business and government	55,615	53,626	49,757

	194,196	191,914	176,981

Allowance for loan losses	(1,439)	(1,498)	(1,638)

	192,757	190,416	175,343

Other
Customers’ liability under acceptances	7,951	7,074	5,960
Derivative-related amounts	38,237	38,834	36,902
Premises and equipment	1,736	1,708	1,767
Goodwill	4,157	4,203	4,337
Other intangibles	704	409	522
Assets of operations held for sale	178	263	1,804
Other assets	13,337	12,908	12,579

	66,300	65,399	63,871

	$487,874	$469,521	$424,029

Liabilities and shareholders’ equity

Deposits
Personal	$111,880	$111,618	$113,097
Business and government	160,221	160,593	140,583
Bank	42,771	34,649	26,340

	314,872	306,860	280,020

Other
Acceptances	7,951	7,074	5,960
Obligations related to securities sold short	35,856	32,391	28,854
Obligations related to assets sold under repurchase agreements and securities loaned	28,841	23,381	16,802
Derivative-related amounts	42,668	42,592	41,248
Insurance claims and policy benefit liabilities	7,150	7,117	6,728
Liabilities of operations held for sale	37	40	59
Other liabilities	18,584	18,408	15,390

	141,087	131,003	115,041

Subordinated debentures	8,116	8,167	8,190

Trust capital securities	1,399	1,400	1,400

Preferred share liabilities	300	300	300

Non-controlling interest in subsidiaries	1,865	1,944	125

Shareholders’ equity
Preferred shares	700	700	832
Common shares (shares issued - 645,491,288; 646,750,772; and 644,824,165)	7,189	7,170	7,021
Contributed surplus	299	265	210
Retained earnings	14,284	13,704	12,628
Treasury shares — preferred (shares held - 118,400; 90,600; and nil)	(3)	(2)	—
— common (shares held - 3,111,940; 3,526,276; and 5,093,966)	(199)	(216)	(312)
Net foreign currency translation adjustments	(2,035)	(1,774)	(1,426)

	20,235	19,847	18,953

	$487,874	$469,521	$424,029

(1)	Comparative information has been restated as a result of the identification of discontinued operations.

ROYAL BANK OF CANADA	6	First Quarter 2006

CONSOLIDATED STATEMENTS OF INCOME(unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2006	2005	2005(1)

Interest income
Loans	$2,970	$2,859	$2,560
Securities	1,444	1,271	1,099
Assets purchased under reverse repurchase agreements and securities borrowed	574	435	243
Deposits with banks	72	61	53

	5,060	4,626	3,955

Interest expense
Deposits	2,326	1,985	1,494
Other liabilities	862	775	659
Subordinated debentures	108	109	108

	3,296	2,869	2,261

Net interest income	1,764	1,757	1,694

Non-interest income
Insurance premiums, investment and fee income	858	798	773
Trading revenue	458	308	461
Investment management and custodial fees	315	340	291
Securities brokerage commissions	309	300	282
Service charges	294	306	277
Mutual fund revenue	261	259	225
Underwriting and other advisory fees	219	233	276
Card service revenue	145	152	142
Foreign exchange revenue, other than trading	96	118	92
Credit fees	56	48	52
Securitization revenue	49	83	86
Gain on sale of investment account securities	43	14	15
Other	111	99	107

Non-interest income	3,214	3,058	3,079

Total revenue	4,978	4,815	4,773

Provision for credit losses	47	103	108

Insurance policyholder benefits, claims and acquisition expense	652	740	582

Non-interest expense
Human resources	1,811	1,646	1,698
Equipment	231	245	228
Occupancy	182	190	180
Communications	146	174	151
Professional fees	137	170	114
Outsourced item processing	73	73	72
Amortization of other intangibles	14	(1)	19
Other	175	832	192

	2,769	3,329	2,654

Business realignment charges	—	40	2

Income from continuing operations before income taxes	1,510	603	1,427
Income taxes	332	90	443

Net income before non-controlling interest	1,178	513	984
Non-controlling interest in net income of subsidiaries	6	(30)	7

Net income from continuing operations	1,172	543	977
Net income (loss) from discontinued operations	(1)	(21)	2

Net income	$1,171	$522	$979

Preferred dividends	(10)	(11)	(8)
Net gain on redemption of preferred shares	—	4	—

Net income available to common shareholders	$1,161	$515	$971

Average number of common shares (in thousands)	642,167	644,214	638,681
Basic earnings per share (in dollars)	$1.81	$.80	$1.52
Basic earnings per share from continuing operations (in dollars)	$1.81	$.83	$1.52
Basic earnings (loss) per share from discontinued operations (in dollars)	$—	$(.03)	$—

Average number of diluted common shares (in thousands)	652,189	654,169	649,118
Diluted earnings per share (in dollars)	$1.78	$.79	$1.50
Diluted earnings per share from continuing operations (in dollars)	$1.78	$.82	$1.50
Diluted earnings (loss) per share from discontinued operations (in dollars)	$—	$(.03)	$—

Dividends per share (in dollars)	$.64	$.64	$.55

(1)	Comparative information has been restated as a result of the identification of discontinued operations.

ROYAL BANK OF CANADA	7	First Quarter 2006

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2006	2005	2005(1)

Preferred shares
Balance at beginning of period	$700	$832	$532
Issued	—	—	300
Redeemed for cancellation	—	(132)	—

Balance at end of period	700	700	832

Common shares
Balance at beginning of period	7,170	7,126	6,988
Issued	43	65	44
Purchased for cancellation	(24)	(21)	(11)

Balance at end of period	7,189	7,170	7,021

Contributed surplus
Balance at beginning of period	265	254	169
Renounced stock appreciation rights	—	(4)	—
Stock-based compensation awards	(11)	14	(13)
Gain on redemption of preferred shares	—	7	—
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	54
Other	45	(6)	—

Balance at end of period	299	265	210

Retained earnings
Balance at beginning of period	13,704	13,748	12,065
Net income	1,171	522	979
Preferred share dividends	(10)	(11)	(8)
Common share dividends	(412)	(414)	(352)
Premium paid on common shares purchased for cancellation	(169)	(141)	(53)
Issuance costs	—	—	(3)

Balance at end of period	14,284	13,704	12,628

Treasury shares — preferred
Balance at beginning of period	(2)	—	—
Net sales (purchases)	(1)	(2)	—

Balance at end of period	(3)	(2)	—

Treasury shares — common
Balance at beginning of period	(216)	(215)	(294)
Net sales (purchases)	17	(1)	36
Initial adoption of AcG-15, Consolidation of Variable Interest Entities	—	—	(54)

Balance at end of period	(199)	(216)	(312)

Net foreign currency translation adjustments
Balance at beginning of period	(1,774)	(1,503)	(1,556)
Unrealized foreign currency translation gain (loss)	(613)	(650)	419
Foreign currency gain (loss) from hedging activities	352	379	(289)

Balance at end of period	(2,035)	(1,774)	(1,426)

Shareholders’ equity at end of period	$20,235	$19,847	$18,953

(1)	Comparative information has been restated as a result of the identification of discontinued operations.

ROYAL BANK OF CANADA	8	First Quarter 2006

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2006	2005	2005 (1)

Cash flows from operating activities
Net income from continuing operations	$1,172	$543	$977
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	47	103	108
Depreciation	98	103	103
Business realignment charges	—	39	2
Business realignment payments	(27)	(30)	(14)
Future income taxes	21	(283)	(26)
Amortization of other intangibles	14	(1)	19
(Gain) loss on sale of premises and equipment	(5)	(6)	(4)
(Gain) loss on loan securitizations	11	(29)	(48)
(Gain) loss on sale of investment account securities	(43)	(14)	(15)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	33	203	240
Net change in accrued interest receivable and payable	13	153	(87)
Current income taxes	(35)	48	(192)
Derivative-related assets	597	(157)	1,995
Derivative-related liabilities	76	201	(953)
Trading account securities	(5,791)	(8,215)	(9,926)
Net change in brokers and dealers receivable and payable	(616)	2,193	990
Other	373	(556)	(1,894)

Net cash (used in) operating activities from continuing operations	(4,062)	(5,705)	(8,725)
Net cash from operating activities from discontinued operations	13	72	28

Net cash (used in) operating activities	(4,049)	(5,633)	(8,697)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(5,676)	1,239	(547)
Change in loans, net of loan securitizations	(6,651)	(7,909)	(6,268)
Proceeds from loan securitizations	2,699	2,292	1,297
Proceeds from sale of investment account securities	3,678	3,391	9,207
Proceeds from maturity of investment account securities	7,043	5,314	5,632
Purchases of investment account securities	(8,415)	(4,536)	(12,191)
Change in loan substitute securities	1	—	26
Net acquisitions of premises and equipment	(118)	(88)	(133)
Net cash used in acquisitions	(242)	—	—
Change in assets purchased under reverse repurchase agreements and securities borrowed	(4,591)	1,498	10,017

Net cash from (used in) investing activities from continuing operations	(12,272)	1,201	7,040
Net cash from investing activities from discontinued operations	68	1,259	624

Net cash from (used in) investing activities	(12,204)	2,460	7,664

Cash flows from financing activities
Change in deposits	8,012	2,363	8,161
Issue of RBC Trust Capital Securities (RBC TruCS)	—	1,200	—
Repayment of subordinated debentures	—	(700)	—
Issue of preferred shares	—	—	300
Redemption of preferred shares for cancellation	—	(132)	—
Issuance costs	—	—	(3)
Issue of common shares	40	60	41
Purchase of common shares for cancellation	(193)	(162)	(64)
Net sales of treasury shares	16	4	6
Dividends paid	(425)	(404)	(340)
Dividends/distributions paid by subsidiaries to non-controlling interests	(66)	(6)	(1)
Change in obligations related to assets sold under repurchase agreements and securities loaned	5,460	2,383	(9,671)
Change in obligations related to securities sold short	3,465	(1,811)	3,849
Change in short-term borrowings of subsidiaries	(317)	190	(653)

Net cash from financing activities from continuing operations	15,992	2,985	1,625

Net cash from financing activities	15,992	2,985	1,625

Effect of exchange rate changes on cash and due from banks	(58)	(98)	6

Net change in cash and due from banks	(319)	(286)	598
Cash and due from banks at beginning of period	5,001	5,287	3,711

Cash and due from banks at end of period	$4,682	$5,001	$4,309

Supplemental disclosure of cash flow information
Amount of interest paid in period	$3,247	$2,623	$2,618
Amount of income taxes paid in period	$575	$522	$640

(1)	Comparative information has been restated as a result of the identification of discontinued operations.

ROYAL BANK OF CANADA	9	First Quarter 2006

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this report, in other filings with Canadian regulators or the United States Securities and Exchange Commission, or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2006, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast,” “objective,” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors or assumptions could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the management of credit, market, liquidity and funding and operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to the war on terrorism; and our success in anticipating and managing the foregoing risks.
     Additional information about these factors can be found under Risk management and Additional risks that may affect future results in our 2005 Annual Report.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the bank, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
ACCESS TO QUARTERLY RESULTS MATERIALS
Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, Q1 2006 shareholders report, and supplementary financial information on our website at rbc.com/investorrelations.
Quarterly conference call and webcast presentation
The conference call is scheduled for Friday, March 3, 2006 at 1:00 p.m. (EST). At that time, senior executives will comment on the results for the first quarter and respond to questions from analysts and institutional investors. Interested parties can listen to our first quarter results conference call with analysts and institutional investors live, and archived, via the Internet and toll-free telephone:
via the Internet at:
rbc.com/investorrelations/conference
via telephone at:
416-340-2216 (within Toronto) or 1-866-898-9626 (toll-free outside Toronto). Please call between 12:50 and 12:55 p.m. (EST). A recording of the conference call can be accessed after 4:00 p.m. (EST) on March 3, 2006 until May 26, 2006, at 416-695-5800 or 1-800-408-3053, by entering passcode 3173449.
Media Relations Contact
Beja Rodeck, Media Relations, beja.rodeck@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)
Investor Relations Contacts
Nabanita Merchant, Senior Vice President, Investor Relations, nabanita.merchant@rbc.com, 416-955-7803
Dave Mun, Senior IR Professional, Investor Relations, dave.mun@rbc.com, 416-955-7808
ABOUT RBC FINANCIAL GROUP
Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest bank as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs approximately 70,000 full- and part-time employees who serve more than 14 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.

ROYAL BANK OF CANADA	10	First Quarter 2006